February 4, 2009

Mail Stop 4561

Mr. Adam DeWitt
Chief Financial Officer
optionsXpress Holdings, Inc.
311 W. Monroe, Suite 1000
Chicago, IL 60606

Re: optionsXpress Holdings, Inc.
        Form 10-K for the year ended December 31, 2007
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
        Definitive Proxy Statement filed February 29, 2008
        File No. 001-32419

Dear Mr. DeWitt:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kristi Marrone
                                Staff Accountant